FILTRONA

Filtrona plc

2nd October 2005

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
USA

05011751

SUPPL

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 30th August 2005, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

Shanny Looi
Deputy Company Secretary
Email: shannylooi@filtrona.com

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

Filtrona plc
Information Furnished Pursuant to Rule 12g3-2(b)
under the Security Exchange Act 1934

1. Regulatory Announcements: Miscellaneous

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   FMR CORP and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Non-beneficial interests representing funds under management held on behalf of clients

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding
Northern Trust, London	1,119,450
Brown Brothers Harriman & Co	50
JP Morgan Chase Bank	11,321,340
State Street Bank and Tr Co	224,000
Bank of New York Brussels	329,600
Bank of New York Europe Ldn	93,950
Citibank London	152,815
JP Morgan, Bournemouth	4,408,204
	17,649,409

5. Number of shares / amount of stock acquired

   N/A

6. Percentage of issued class

   N/A

7. Number of shares / amount of stock disposed

   194,888 shares

8. Percentage of issued class

   0.09%

File No: 82-34882

RNS Number: 4082R
Filtrona plc
16 September 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
   FILTRONA PLC

2. State whether the notification relates to
   (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
   (iii) both (i) and (ii)
   DR3.1.4(R)(1)(a)

3. Name of person discharging managerial responsibilities/director
   MICHAEL HYDES

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

9. Class of security

   Ordinary shares

10. Date of transaction

    Not advised

11. Date company informed

    13 September 2005

12. Total holding following this notification

    17,649,409 shares

13. Total percentage holding of issued class following this notification

    8.05%

14. Any additional information

    N/A

15. Name of contact and telephone number for queries

    Shanny Looi – 01908 359 100

16. Name and signature of authorised company official responsible for making this notification

    Jon Green – Company Secretary

Date of notification

13 September 2005

File No: 82-34882

RNS Number: 4082R
Filtrona plc
16 September 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
FILTRONA PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
DR3.1.4(R)(1)(a)

3. Name of person discharging managerial responsibilities/director
MICHAEL HYDES

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
15 SEPTEMBER 2005

18. Period during which or date on which it can be exercised
15 SEPTEMBER 2008 TO 14 SEPTEMBER 2015

19. Total amount paid (if any) for grant of the option
n/a

20. Description of shares or debentures involved (class and number)
24,710 ordinary shares of 25p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
259p

22. Total number of shares or debentures over which options held following notification
24,710

23. Any additional information
n/a

24. Name of contact and telephone number for queries
Jon Green - 01908359100

Name and signature of duly authorised officer of issuer responsible for making notification
Jon Green - Company Secretary

Date of notification
16 September 2005

END

FILTRONA

an international market leading speciality plastic and fibre products supplier

Interim Statement 2005

Fibre Technologies

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical devices.



Cigarette Filters

With 12 locations worldwide, we produce a wide range of filters from monoacetate to multi-segment special filters with sophisticated adsorbent materials.



Bonded Fibre Components

Under the Fibertec brand with locations in the US, Germany and China, we are the leading manufacturer of bonded fibre components used in a wide range of consumer disposable products including writing instruments, printer cartridge reservoirs and medical devices.

Filtrona plc at a glance

Plastic Technologies

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.



Protection and Finishing Products
Our facilities in the UK, Continental Europe, Mexico, the US and Brazil provide rapid supply of primarily plastic products for general protection, masking, electrical, fastening, security and finishing applications.



Coated and Security Products
Under the Payne brand in the UK, the US, Brazil, Germany, France, Spain, India, Indonesia and Singapore, we provide self-adhesive tear tape and coated film products for use in brand promotion, document authentication, personal identification and other security applications.



Plastic Profile and Sheet
Through our locations in the US, Mexico and the Netherlands, we are a leading supplier of thermoplastic profile, sheet and speciality tubes for a selected range of applications including lighting, fencing, signs and displays, refrigeration, medical and traffic control.



Consumer Packaging
Globalpack, based in Brazil, is a leading speciality manufacturer of complete plastic packaging sets for the cosmetic and personal care, pharmaceutical, food and chemical industries.

Filtrona plc

Filtrona is an international, market leading speciality plastic and fibre products supplier.

It is a well invested global business, headquartered in the UK, with 39 manufacturing facilities, 33 distribution outlets and sales offices and three research facilities spread across 24 countries in the Americas, Europe and Asia. Filtrona employs some 5,200 people across the world.

By concentrating on niche international markets Filtrona has been able to establish and develop strong positions in chosen product categories. Filtrona is segmented into Plastic Technologies and Fibre Technologies, each contributing a similar level of sales.

Contents

Financial Highlights

Filtrona's established market positions, combined with its spread of geographies and broad customer base, have enabled the Company to deliver these good results.

Measure	Value	Change
Sales	£251.9m	+6.0%
Operating profit	£30.0m	+11.6%*
Profit before tax	£26.3m	+8.7%
Underlying adjusted earnings per share	7.7p	+10.0%*
Interim dividend per share	2.13p	
Net debt	£109.6m	

* before intangible amortisation and excluding non-recurring IFRS adjustments
* excluding non-recurring IFRS adjustments with net finance expense and tax on a comparable basis

Chairman's Statement



I am pleased to present Filtrona plc's interim results for the six months to 30 June 2005, the first since the Company was listed on the London Stock Exchange on 6 June 2005.

The demerger of Filtrona has presented us with a tremendous opportunity to further strengthen our international market positions and management. This process has already begun in the short period since the Company was listed. The Company has continued to win new customers and is benefiting from the recruitment of new high quality senior management to complement the established team.

For the half year to 30 June 2005, sales were £251.9m (2004: £237.6m) up 6.0%. Operating profit before intangible amortisation was £30.0m (2004: £25.2m) up 11.6% after excluding non-recurring IFRS adjustments. Profit before tax was £26.3m (2004: £24.2m) up 8.7% in line with expectations. As at 30 June 2005, net debt was £109.6m. Our key business ratios improved over those of the first half of last year with increases in cash generation, operating margins, return on capital employed and in employee productivity.

The Board has declared an interim dividend of 2.13 pence per share. The dividend will be paid on 31 October 2005, to shareholders on the register on 30 September 2005 with an ex-dividend date of 28 September 2005.

Filtrona's established market positions, combined with its spread of geographies and broad customer base, have enabled the Company to deliver these good results.

The Board is confident that the skills and experience of Filtrona employees, and ongoing investment in service and supply chain efficiencies, new products and technological developments, coupled with the lowering of unit costs will enable Filtrona to continue to grow in line with expectations during the current financial year.

To conclude, I should like to thank all of the staff in Filtrona for their outstanding contribution to both the demerger process and these strong results.

Jeff Harris
Chairman
30 August 2005

Operating Review



Filtrona is an international, market leading speciality plastic and fibre products supplier with activities segmented into Plastic Technologies and Fibre Technologies.

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical devices.

Filtrona has performed well in the first half of 2005. Underlying like for like sales at constant exchange rates excluding acquisition impact were up 4.8%. Underlying like for like operating profits at constant exchange rates and after excluding acquisitions and non-recurring IFRS adjustments were up 7.7%.

PLASTIC TECHNOLOGIES

Plastic Technologies continued its robust performance with sales of £136.1m (2004: £119.9m) up 12.9% at constant exchange rates. Acquisitions contributed £2.9m of £16.2m sales growth. Operating profit increased to £18.6m (2004: £15.7m) up 17.0% at constant exchange rates. Underlying like for like operating profits at constant exchange rates and excluding acquisition impact increased by 9.9%. Margins improved by 60 basis points from 13.1% to 13.7%.

Protection and Finishing Products achieved very good growth. The Moss business achieved market share gains in Continental Europe and a new Moss distribution business was established in the Czech Republic reflecting the Company's strategy of developing its distribution infrastructure in Central and Eastern Europe. Moss also established a Chinese Representative Office within the Fibertec Ningbo facility to expand the sourcing of tooling and finished products from China.

The Skiffy business continued on its successful development path as increased investment in range development, productivity improvement and marketing programmes, including a new catalogue, yielded positive results. The Alliance business in the US developed well, in spite of a slowdown in the US automotive sector, due to increased investments in marketing and new product development. The Alliance regional distribution operations performed particularly well. The Alliance national distribution operation based at Sao Paulo in Brazil once again showed positive growth and local production is being expanded in the second half of this year. The MSI oil country tubular goods thread protector business continued to benefit from the high levels of drilling activity in the oil and gas sector.

Coated and Security Products has continued to benefit from increased volumes of tear tapes for brand promotion and brand security applications. During the period, the coated and security businesses were combined in a market repositioning exercise under the 'Payne' banner which has growing brand equity in the tear tape, document authentication, personal identification and brand protection markets. Further promotional business was secured with an important FMCG brand owner involving tear tapes with individual item numbering for a major consumer promotion. This capability, involving digital printing technology, is expected to have applications in a broad range of consumer product categories. The Payne innovation programme continued to yield benefit as business was secured for a high security film laminate on the next generation UK passport. The Payne personal identification business took

advantage of the change in UK licensing law which requires licensees in licensed premises to wear an identity badge or card. The new six station printer in Richmond, USA came on stream successfully and the FractureCode development programme continues to yield positive results as it progresses successfully through phased trials with an FMCG market leader.

The **Plastic Profile and Sheet** business achieved robust sales growth both in North America and Europe. Sales of point of purchase products were buoyant in both geographies and North American sales in the transportation and medical product categories were particularly encouraging. The Monterrey facility in Mexico continued its rapid sales development and the Enitor business in the Netherlands is continuing to win new export business, especially in the UK, and construction of a factory extension in Buitenpost will begin in the second half of the year.

Globalpack, our Brazilian **Consumer Packaging** business, has encountered tough trading conditions. The business has secured attractive new projects in tubes for dairy food items and specialised closures for shampoo containers which will assist second half operating results. Volumes in our roll-on ball joint venture remain strong and a new line will be commissioned in early 2006.

FIBRE TECHNOLOGIES

Sales in Fibre Technologies were £115.8m (2004: £117.7m) a reduction of 1.1% at constant exchange rates. Operating profit was £14.0m (2004: £12.7m) up 12.9% at constant exchange rates. After adjusting for non-recurring IFRS accounting adjustments, underlying operating profit at constant exchange rates was up by 2.2% and margins improved by 20 basis points from 11.9% to 12.1%.

Cigarette Filters total volumes grew by 0.7%. Special filter volumes increased by 5.9% and were up in all regions, driven by market growth and the capture of further outsourced volumes. Monoacetate volumes fell by 5.7%. The margin benefit of this mix improvement was reduced by a combination of one-off restructuring and start up costs.

Lower total filter volumes in Europe were more than offset by growth of volumes in the Americas and Asia where average selling prices are lower. European volumes suffered due to weakness in Germany and the impact of previous self-manufacture decisions by a key customer in both Russia and Italy. As a result of the reduced European volumes and high Swiss unit costs, the decision was taken to close the manufacturing facility at Crissier in Switzerland, the savings from which will improve performance in the second half of the year. Encouragingly, additional outsourced volumes were secured with a major customer for European supply during the second half of the year and the first customer for Filtrona's new active patch technology was captured.

Volumes in the Americas progressed well with the new Monterrey facility in Mexico continuing to build its volume and agreement was reached with the principal customer of the Venezuelan facility for an extension to the exclusive special filter supply contract for a further five years. Asian volumes continued to progress and a programme of investment has begun for the upgrading of the Indonesian operations which will include a move to a new facility and the installation of high speed equipment.

Sales progressed within Fibertec, our **Bonded Fibre Components** business with a strong performance in inkjet printer components, but they were held back by reduced demand in the household

products market segment which impacted the Reinbek facility in Germany. This shortfall has generated the need for a headcount reduction programme which is underway. The Ningbo facility in China has started up successfully with the first customer being a local writing instrument manufacturer who has not previously sourced from Filtrona. The future prospects for this facility are very positive. The innovation programme at the Research and Development centre in Richmond, USA continues to yield very good results in terms of both new products and additional intellectual property. We have recently commercialised a new bonded fibre product for a medicine dispensing system and an important new inkjet printer reservoir project is progressing towards commercialisation in 2006.

As a result of cost reductions from restructuring, the capture of additional outsourced filter volumes, and the benefits of higher production levels in Mexico and China, Fibre Technologies is expected to regain a degree of momentum in the second half with the full benefits coming through in 2006.

PROSPECTS

These first half year results are in line with expectations for the current financial year and provide a solid platform for Filtrona to continue to progress in the future. They represent a good start for Filtrona as an independent listed company and demonstrate the underlying resilience of the business. Filtrona's strong international market positions, and continued focus on innovation and productivity give us confidence that the Company will continue to develop satisfactorily and meet expectations for the current financial year.

Mark Harper
Chief Executive
30 August 2005

Consolidated Income Statement

	Note	**Six months to 30 Jun 2005 £m**	Six months to 30 Jun 2004 £m	Year to 31 Dec 2004 £m
Revenue	2	**251.9**	237.6	477.5
Operating profit before intangible amortisation	2	**30.0**	25.2	48.1
Intangible amortisation		**(0.4)**	(0.2)	(0.5)
Operating profit before financing and income tax		**29.6**	25.0	47.6
Finance income	3	**1.1**	0.4	0.9
Finance expense	3	**(4.4)**	(1.2)	(2.8)
Profit before tax*		**26.3**	24.2	45.7
Income tax expense	4	**(9.2)**	(7.6)	(14.0)
Profit for the period		**17.1**	16.6	31.7
Attributable to:				
Equity holders of Filtrona		**16.5**	16.0	30.5
Minority interests		**0.6**	0.6	1.2
Profit for the period		**17.1**	16.6	31.7
Earnings per share attributable to equity holders of Filtrona:				
Basic	5	**7.5p**	7.3p	13.9p
Diluted	5	**7.4p**	7.3p	13.9p

*In the Listing Particulars dated 17 May 2005 retirement benefit obligations were accounted for on a defined benefit basis. Under IAS 19: *Employee benefits (revised)* ('IAS 19 (revised)'), Filtrona has to account for defined benefit pension schemes on a defined contribution basis up to the date of demerger and on a defined benefit basis thereafter. The impact of this is shown in the Pro Forma Information.

Consolidated Balance Sheet

	Note	30 Jun 2005 £m	30 Jun 2004 £m	31 Dec 2004 £m
Assets				
Property, plant and equipment		**165.6**	147.3	152.5
Intangible assets		**57.3**	56.4	57.6
Deferred tax assets		**2.2**	0.2	0.2
Total non-current assets		**225.1**	203.9	210.3
Inventories		**59.7**	52.2	53.3
Income tax receivable		**0.6**	0.1	0.5
Trade and other receivables		**89.5**	81.1	78.0
Derivative assets		**0.1**	–	–
Cash and cash equivalents	6	**36.6**	24.7	31.3
Total current assets		**186.5**	158.1	163.1
Total assets		**411.6**	362.0	373.4
Equity				
Issued capital		**54.8**	274.1	274.1
Translation reserve		**3.3**	(2.1)	(1.6)
Other reserves		**55.0**	(142.2)	(161.5)
Total equity attributable to equity holders of Filtrona		**113.1**	129.8	111.0
Minority interests		**4.7**	3.3	3.9
Total equity		**117.8**	133.1	114.9
Liabilities				
Interest bearing loans and borrowings		**130.0**	118.9	148.6
Retirement benefit obligations*		**34.7**	–	–
Other payables		**2.6**	3.0	3.1
Provisions		**7.2**	3.1	3.7
Deferred tax liabilities		**11.6**	18.6	18.6
Total non-current liabilities		**186.1**	143.6	174.0
Bank overdrafts		**1.3**	2.8	1.6
Interest bearing loans and borrowings		**14.9**	0.7	1.1
Income tax payable		**15.2**	10.0	11.3
Trade and other payables		**72.6**	70.3	68.6
Provisions		**3.7**	1.5	1.9
Total current liabilities		**107.7**	85.3	84.5
Total liabilities		**293.8**	228.9	258.5
Total equity and liabilities		**411.6**	362.0	373.4

*In the Listing Particulars dated 17 May 2005 retirement benefit obligations were accounted for on a defined benefit basis and the liability at 31 December 2004 was £28.2m before deferred tax asset of £8.4m. Under IAS 19 (revised) Filtrona has to account for defined benefit pension schemes on a defined contribution basis up to the date of demerger and on a defined benefit basis thereafter.

Consolidated Cash Flow Statement

	Note	**Six months to 30 Jun 2005 £m**	Six months to 30 Jun 2004 £m	Year to 31 Dec 2004 £m
Operating activities				
Profit before tax		**26.3**	24.2	45.7
Adjustments for:				
Net finance expense		**3.3**	0.8	1.9
Intangible amortisation		**0.4**	0.2	0.5
Depreciation		**10.4**	10.2	20.1
Share option expense		**0.6**	0.6	1.1
Impairment of property, plant and equipment		**–**	1.3	2.3
Other items		**1.1**	0.8	2.5
Increase in inventories		**(3.5)**	(3.5)	(5.7)
Increase in trade and other receivables		**(10.8)**	(12.2)	(8.5)
Increase in trade and other payables		**7.8**	6.3	4.8
Acquisition of employee trust shares		**(1.0)**	–	–
Other cash movements		**(0.2)**	(0.4)	(0.6)
Income tax paid		**(5.2)**	(7.1)	(13.2)
Net cash inflow from operating activities		**29.2**	21.2	50.9
Investing activities				
Interest received		**0.5**	0.7	0.8
Acquisition of property, plant and equipment		**(15.1)**	(12.8)	(34.8)
Proceeds from sale of property, plant and equipment		**0.8**	1.4	1.4
Acquisition of businesses net of cash acquired		**–**	(22.3)	(22.5)
Other investing cash flows		**(0.1)**	0.1	(0.9)
Net cash outflow from investing activities		**(13.9)**	(32.9)	(56.0)
Financing activities				
Interest paid		**(3.6)**	(1.7)	(2.8)
Dividends paid to former parent company		**–**	–	(34.3)
Proceeds from/(repayments of) short term loans		**13.8**	(0.2)	0.2
Proceeds from/(repayments of) long term loans		**121.3**	(0.1)	(0.1)
(Repayments to)/proceeds from former parent company		**(142.8)**	13.6	48.9
Net cash (outflow)/inflow from financing activities		**(11.3)**	11.6	11.9
Net increase/(decrease) in cash and cash equivalents		**4.0**	(0.1)	6.8
Net cash and cash equivalents at the beginning of the period		**29.7**	22.5	22.5
Net increase/(decrease) in cash and cash equivalents		**4.0**	(0.1)	6.8
Net effect of currency translation on cash and cash equivalents		**1.6**	(0.5)	0.4
Net cash and cash equivalents at the end of the period	6	**35.3**	21.9	29.7

Consolidated Statement of Recognised Income and Expense

	Six months to 30 Jun 2005 £m	Six months to 30 Jun 2004 £m	Year to 31 Dec 2004 £m
Recognition of defined benefit pension schemes on demerger:			
Actuarial loss	**(34.7)**	–	–
Deferred tax credit on actuarial loss	**10.5**	–	–
Foreign exchange translation differences	**5.1**	(2.2)	(1.7)
Income and expense recognised directly in equity	**(19.1)**	(2.2)	(1.7)
Profit for the period	**17.1**	16.6	31.7
Total recognised income and expense for the period	**(2.0)**	14.4	30.0
Adoption of IAS 32 and IAS 39	**0.1**	–	–
Total recognised income and expense	**(1.9)**	14.4	30.0
Attributable to:			
Equity holders of Filtrona	**(2.7)**	13.9	28.9
Minority interests	**0.8**	0.5	1.1
Total recognised income and expense	**(1.9)**	14.4	30.0

Consolidated Statement of Changes in Total Equity

	Six months to 30 Jun 2005 £m	Six months to 30 Jun 2004 £m	Year to 31 Dec 2004 £m
Total recognised income and expense for the period	**(2.0)**	14.4	30.0
Acquisition of employee trust shares	**(1.0)**	–	–
Dividends paid to former parent company	**–**	–	(34.3)
Reduction of share capital	**(219.3)**	–	–
Transfer to retained earnings	**219.3**	–	–
Former parent company's contribution to the defined benefit pension scheme net of deferred tax credit	**1.0**	–	–
Former parent company's capital contribution	**4.2**	11.7	11.7
Dividends paid to minority interests	**–**	(0.2)	(0.2)
Share option expense	**0.6**	0.6	1.1
Net movement for the period	**2.8**	26.5	8.3
Total equity at the beginning of the period	**114.9**	106.6	106.6
Adoption of IAS 32 and IAS 39	**0.1**	–	–
Total equity at the end of the period	**117.8**	133.1	114.9
Attributable to:			
Equity holders of Filtrona	**113.1**	129.8	111.0
Minority interests	**4.7**	3.3	3.9
Total equity at the end of the period	**117.8**	133.1	114.9

Notes

1. Basis of preparation

On 6 June 2005 the Filtrona business was demerged from Bunzl plc ('Bunzl') and the ordinary shares of Filtrona plc ('Filtrona') were listed on the London Stock Exchange. Prior to demerger the Filtrona businesses were reorganised under Filtrona International Limited under the common control of Bunzl (outside the scope of IFRS 3: *Business combinations* ('IFRS 3')) and have been presented as if Filtrona had always existed independently for the purposes of the comparatives. The demerger was effected by the payment of a dividend in specie by Bunzl and has been accounted for as if it were a reverse acquisition.

The unaudited financial statements for the six months ended 30 June 2005 have been prepared in accordance with the International Accounting Standards and International Financial Reporting Standards (collectively 'IFRS') expected to be endorsed by the European Union ('the EU') and available for use by European companies at 31 December 2005. In particular, the directors have assumed that IAS 19 (revised) will be adopted by the EU in sufficient time that it will be available for use in the annual financial statements for the year ending 31 December 2005.

The accounting policies, which conform to IFRS, are set out on Filtrona's website at www.filtrona.com. These policies have been consistently applied to all the periods presented except for those relating to the classification and measurement of financial instruments.

The accounting policies may change as a result of decisions taken by the European Commission on endorsement of IFRS, and therefore will possibly require updating when the annual financial statements are prepared for the year ending 31 December 2005.

These interim financial statements do not constitute statutory accounts of Filtrona within the meaning of Section 240 of the Companies Act 1985. The comparative figures for the year ended 31 December 2004 are not statutory accounts for that financial year. Statutory accounts of Bunzl for the year ended 31 December 2004, within which the Filtrona business was included until 6 June 2005, were prepared under accounting principles generally acceptable in the UK ('UK GAAP') and have been filed with the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

IFRS 1: *First-time adoption of International Financial Reporting Standards* ('IFRS 1') permits certain exemptions from the full requirements of IFRS in the transition period. Filtrona has taken the following exemptions:

i Business combinations: Filtrona has chosen not to apply IFRS 3 retrospectively to business combinations that occurred before the date of transition to IFRS.

ii Financial instruments: Filtrona has taken advantage of the exemption not to present financial information compliant with IAS 32: *Financial instruments: disclosure and presentation* and IAS 39: *Financial instruments: recognition and measurement* for the comparative periods. Consequently, the restatement of the opening balance sheet at 1 January 2004, the results for the year ended 31 December 2004 and the balance sheet at 31 December 2004 have been prepared using the accounting policies for financial instruments previously adopted under UK GAAP. The result of the adoption of IAS 39 on 1 January 2005 was the recognition of a derivative asset of £0.1m.

Notes (continued)

1. Basis of preparation (continued)

iii Cumulative translation differences: one of the requirements of IAS 21: *The effects of changes in foreign exchange rates* is that cumulative exchange gains and losses on retranslating opening net worth in overseas subsidiary undertakings, net of related foreign currency borrowings and foreign currency hedging contracts together with differences arising from the use of average and year end exchange rates be separately disclosed. Filtrona has adopted the exemption in IFRS 1 allowing these cumulative translation differences to be reset to zero at the transition date.

iv Fair value or revaluation at deemed cost: Filtrona has adopted the exemption to restate revalued items of property, plant and equipment as held at deemed cost at the date of transition.

Filtrona has elected not to adopt the following exemption:

Share-based payments: Filtrona has not adopted the exemption to apply IFRS 2: *Share-based payments* only to awards made after 7 November 2002, instead a full retrospective approach has been followed on all awards granted but not fully vested at the date of transition.

Impairment

Goodwill was tested for impairment at 1 January 2004, the date of transition to IFRS, even though no indication of impairment existed.

Debt and finance cost

In the Accountant's Report contained in the Listing Particulars, funding balances between Filtrona and Bunzl were described as 'parent company financing' within non-current liabilities, reflecting the debt to be transferred from Bunzl to Filtrona on demerger.

In the Listing Particulars interest on the parent company financing was calculated at an interest rate reflecting the effective finance cost that Bunzl incurred during the year. Filtrona's finance cost shown in these interim financial statements reflects Filtrona's actual interest costs including interest payable to Bunzl.

Tax

Filtrona's income tax expense in 2004 benefited from its membership of Bunzl tax groups in different tax jurisdictions. In 2005, the income tax expense incurred by Filtrona only reflects reliefs and charges relevant to Filtrona tax groups.

Pensions

Filtrona operates defined benefit and defined contribution pension schemes, which were split out from the schemes operated by Bunzl. In the Listing Particulars, Filtrona accounted for certain pension expense on a defined benefit basis. Under IAS 19 (revised), Filtrona has to account for this pension expense on a defined contribution basis up to the date of demerger and on a defined benefit basis thereafter.

2. Summarised segmental analysis

	Revenue			Operating profit		
	Six months to 30 Jun 2005 £m	Six months to 30 Jun 2004 £m	Year to 31 Dec 2004 £m	**Six months to 30 Jun 2005 £m**	Six months to 30 Jun 2004 £m	Year to 31 Dec 2004 £m
Plastic Technologies	**136.1**	119.9	241.5	**18.6**	15.7	33.2
Fibre Technologies	**115.8**	117.7	236.0	**14.0**	12.7	23.9
Corporate*	**–**	–	–	**(2.6)**	(3.2)	(9.0)
	251.9	237.6	477.5	**30.0**	25.2	48.1
Intangible amortisation				**(0.4)**	(0.2)	(0.5)
Total	**251.9**	237.6	477.5	**29.6**	25.0	47.6

*Certain pension expense in Plastic Technologies and Fibre Technologies is accounted for on a defined benefit basis. The difference between this pension expense and the same expense calculated on a defined contribution basis prior to demerger is accounted for in Corporate. This has decreased/(increased) Corporate expense by £0.1m (six months to 30 Jun 2004: £(0.3)m, year to 31 Dec 2004: £(1.5)m).

3. Net finance expense

	Six months to 30 Jun 2005 £m	Six months to 30 Jun 2004 £m	Year to 31 Dec 2004 £m
Finance income			
Bank deposits	**0.5**	0.4	0.8
Other finance income	**–**	–	0.1
Expected return on pension scheme assets	**0.6**	–	–
	1.1	0.4	0.9
Finance expense			
Loans and overdrafts	**(2.1)**	–	–
Interest paid to former parent company	**(1.7)**	(1.2)	(2.8)
Interest on pension scheme liabilities	**(0.6)**	–	–
	(4.4)	(1.2)	(2.8)
Net finance expense	**(3.3)**	(0.8)	(1.9)

4. Income tax expense

A tax expense of 35% on the profit of the underlying operations has been provided based on the estimated effective tax rate for the year.

5. Earnings per share

	Six months to 30 Jun 2005 £m	Six months to 30 Jun 2004 £m	Year to 31 Dec 2004 £m
Profit for the period attributable to equity holders of Filtrona	**16.5**	16.0	30.5
Adjustment*	**0.3**	0.1	0.3
Adjusted profit for the period attributable to equity holders of Filtrona	**16.8**	16.1	30.8
Basic weighted average ordinary shares in issue (million)#	**219.3**	219.3	219.3
Dilutive effect of employee share option plans (million)	**3.1**	–	–
Diluted weighted average ordinary shares (million)	**222.4**	219.3	219.3
Basic earnings per share	**7.5p**	7.3p	13.9p
Adjustment*	**0.2p**	–	0.1p
Adjusted earnings per share	**7.7p**	7.3p	14.0p
Diluted basic earnings per share	**7.4p**	7.3p	13.9p

*The adjustment relates to intangible amortisation less tax relief thereon.
The number of ordinary shares issued on demerger has been used as the weighted average number for the period prior to demerger.

6. Analysis of net debt

	30 Jun 2005 £m	30 Jun 2004 £m	31 Dec 2004 £m
Cash at bank and in hand	**29.0**	19.1	24.9
Short term deposits repayable on demand	**5.8**	4.9	4.7
Short term deposits not repayable on demand	**1.8**	0.7	1.7
Cash and cash equivalents	**36.6**	24.7	31.3
Overdrafts	**(1.3)**	(2.8)	(1.6)
Net cash and cash equivalents	**35.3**	21.9	29.7
Debt due within one year	**(14.9)**	(0.7)	(1.1)
Debt due after one year	**(130.0)**	(0.3)	(0.3)
Amounts due to former parent company	–	(118.6)	(148.3)
Net debt	**(109.6)**	(97.7)	(120.0)

7. Dividends

	Six months to 30 Jun 2005 £m
Interim dividend	**4.7**
Interim dividend per share	**2.13p**

The interim dividend for 2005 of 2.13p per 25p ordinary share will be paid on 31 October 2005 to equity holders on the share register on 30 September 2005.

Independent Review Report by KPMG Audit Plc

Introduction
We have been engaged by Filtrona plc ('Filtrona') to review the financial information set out on pages 6 to 15 and we have read the other information contained in the Interim Statement and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to Filtrona in accordance with the terms of our engagement to assist Filtrona in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to Filtrona those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Filtrona for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The Interim Statement, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the Interim Statement in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

As disclosed in Note 1 to the financial information, the next annual financial statements of Filtrona will be prepared in accordance with IFRS adopted for use in the European Union.

The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRS adopted for use by the European Union. This is because, as disclosed in Note 1, the directors have anticipated that certain standards, which have yet to be formally adopted for use in the EU, will be adopted in time to be applicable to the next annual financial statements.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Filtrona management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

KPMG Audit Plc
Chartered Accountants
30 August 2005

8 Salisbury Square
London EC4Y 8BB
United Kingdom

Pro Forma Information

1. Reconciliation to previously reported numbers

	Note	Six months to 30 Jun 2004 £m	Year to 31 Dec 2004 £m
Operating profit			
Operating profit as previously reported by the former parent company under UK GAAP	1	29.9	59.1
Apportioned central costs	2	(2.5)	(4.9)
Share option expense	3	(0.6)	(1.1)
Non-continuing adjustments arising on adoption of IFRS	4	(1.3)	(3.5)
Operating profit on the basis used in the Listing Particulars		25.5	49.6
Pension adjustment	5	(0.3)	(1.5)
Operating profit as published		25.2	48.1

Notes

1. **Operating profit as previously reported by the former parent company under UK GAAP**
   For the six months to 30 June 2004 and the year to 31 December 2004, Filtrona was reported under UK GAAP as a business area within Bunzl.

2. **Apportioned central costs**
   Filtrona's share of central costs for the provision of support in areas such as accountancy, legal and insurance, has been apportioned on the basis of estimates of Filtrona's share of corporate costs incurred by Bunzl in each period, and the estimated cost of providing the same level of support services independently by Filtrona.

3. **Share option expense**
   Under IFRS, Filtrona is required to account for an expense for the fair value of options and other share-based incentives granted to employees (including directors).

4. **Non-continuing adjustments arising on adoption of IFRS**
   As previously reported under UK GAAP, the Filtrona business made fair value adjustments to goodwill and the revaluation reserve. Under IFRS these adjustments were charged to the income statement.

5. **Pension adjustment**
   The pension expense for defined benefit schemes in the Listing Particulars was calculated on a defined benefit basis. Under IAS 19 (revised) Filtrona has to account for defined benefit pension schemes on a defined contribution basis up to the date of demerger and on a defined benefit basis thereafter.

A reconciliation of UK GAAP to IFRS upon transition is provided in the Listing Particulars.

2. Underlying results

The following information is presented because the directors believe it more accurately reflects the underlying performance of Filtrona if it had operated independently for the eighteen months covered by this Interim Statement.

		Six months to 30 Jun 2004			Year to 31 Dec 2004		
	Note	Reported £m	Adjustments £m	Underlying £m	Reported £m	Adjustments £m	Underlying £m
Revenue		237.6	–	237.6	477.5	–	477.5
Operating profit before pension adjustment and intangible amortisation	1	25.5	1.3	26.8	49.6	3.5	53.1
Pension adjustment	2	(0.3)	0.3	–	(1.5)	1.5	–
Intangible amortisation		(0.2)	–	(0.2)	(0.5)	–	(0.5)
Operating profit before financing and income tax		25.0	1.6	26.6	47.6	5.0	52.6
Finance income		0.4	–	0.4	0.9	–	0.9
Finance expense	3	(1.2)	(1.3)	(2.5)	(2.8)	(2.4)	(5.2)
Profit before tax		24.2	0.3	24.5	45.7	2.6	48.3
Income tax expense	4	(7.6)	(1.0)	(8.6)	(14.0)	(2.9)	(16.9)
Profit for the period		16.6	(0.7)	15.9	31.7	(0.3)	31.4
Attributable to:							
Equity holders of Filtrona		16.0	(0.7)	15.3	30.5	(0.3)	30.2
Minority interests		0.6	–	0.6	1.2	–	1.2
Profit for the period		16.6	(0.7)	15.9	31.7	(0.3)	31.4
Earnings per share attributable to equity holders of Filtrona:							
Basic		7.3p	(0.3)p	7.0p	13.9p	(0.1)p	13.8p
Adjusted		7.3p	(0.3)p	7.0p	14.0p	(0.1)p	13.9p

Notes

1. **Operating profit before pension adjustment and intangible amortisation**
   The non-continuing IFRS adjustments have been added back to operating profit to enable comparison for the six months to 30 June 2005.

2. **Pension adjustment**
   Under IFRS, Filtrona has to present defined benefit pension expense on a defined contribution basis up to the date of demerger. The directors believe that since these schemes operate on a defined benefit basis, it is more appropriate to present this pension expense on a defined benefit basis over the entire period of this statement.

3. **Finance expense**
   The finance expense represents a charge allocated by Bunzl reflecting the effective finance expense that Bunzl incurred during the period of this statement. The directors believe that the adjustment more accurately reflects the expense that Filtrona would have incurred had it operated independently of Bunzl.

4. **Income tax expense**
   The income tax expense previously reflected the actual expense of the companies making up Filtrona and reflects benefits, reliefs and charges which arose from membership of the Bunzl tax groups. The directors believe that the adjustment more accurately reflects the expense that Filtrona would have incurred had it operated independently of Bunzl.

Directors and Advisers

Directors

Jeff Harris	Chairman
Mark Harper	Chief Executive
Steve Dryden	Finance Director
Paul Drechsler	Senior Independent Non-executive Director
Adrian Auer	Non-executive Director
Paul Heiden	Non-executive Director

Secretary and Registered Office
Jon Green
Avebury House, 201–249 Avebury Boulevard, Milton Keynes MK9 1AU
Company Number 5444653
www.filtrona.com

Financial Adviser and Stockbroker
JPMorgan Cazenove Limited
20 Moorgate, London EC2R 6DA

Auditors
KPMG Audit Plc
8 Salisbury Square, London EC4Y 8BB

Principal Bankers
Lloyds TSB Bank Plc
25 Gresham Street, London EC2V 7HN

The Royal Bank of Scotland plc
135 Bishopsgate, London EC2M 3UR

Registrar
Computershare Investor Services plc
PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH

CREST
Share Settlement System
The Company entered the CREST system on flotation and the ordinary shares are available for settlement in CREST. As the membership system is voluntary, shareholders not wishing to participate can continue to hold their own share certificates.

Designed and produced by Sheppard Day

Filtrona plc
Avebury House
201–249 Avebury Boulevard
Milton Keynes
MK9 1AU
Tel: +44 (0)1908 359 100
Fax: +44 (0)1908 359 120

www.filtrona.com
enquiries@filtrona.com